SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 10)
AMERICAN REALTY INVESTORS, INC.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
029174-10-9
(CUSIP Number)
Gene S. Bertcher
1800 Valley View Lane, Suite 300
Dallas, Texas 75234
(469) 522-4200
(469) 522-4360 (Facsimile)
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 21, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(b)(3) or (4), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	029174-10-9

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of Above Persons (entities only) Realty Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

☐

4
SOURCE OF FUNDS (SEE INSTRUCTIONS) WC and OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6
CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

7
SOLE VOTING POWER 6,609,508
NUMBER OF

SHARES	8
BENEFICIALLY	SHARED VOTING POWER -0-
OWNED BY

EACH	9
REPORTING	SOLE DISPOSITIVE POWER 6,609,508
PERSON

WITH	10
SHARED DISPOSITIVE POWER -0-

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,254,279

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 71.27%

14
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.	029174-10-9

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of Above Persons (entities only) Prime Stock Holdings, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

☐

4
SOURCE OF FUNDS (SEE INSTRUCTIONS) WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6
CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

7
SOLE VOTING POWER 1,644,771
NUMBER OF

SHARES	8
BENEFICIALLY	SHARED VOTING POWER -0-
OWNED BY

EACH	9
REPORTING	SOLE DISPOSITIVE POWER 1,644,771
PERSON

WITH	10
SHARED DISPOSITIVE POWER -0-

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,644,771

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%

14
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.	029174-10-9

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of Above Persons (entities only) Realty Advisors, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

☐

4
SOURCE OF FUNDS (SEE INSTRUCTIONS) WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6
CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

7
SOLE VOTING POWER -0-
NUMBER OF	-0-

SHARES	8
BENEFICIALLY	SHARED VOTING POWER -0-
OWNED BY

EACH	9
REPORTING	SOLE DISPOSITIVE POWER -0-
PERSON

WITH	10
SHARED DISPOSITIVE POWER -0-

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,254,279

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 71.27%

14
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.	029174-10-9

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of Above Persons (entities only) Transcontinental Realty Investors, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

☐

4
SOURCE OF FUNDS (SEE INSTRUCTIONS) OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6
CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

7
SOLE VOTING POWER 248,221
NUMBER OF

SHARES	8
BENEFICIALLY	SHARED VOTING POWER -0-
OWNED BY

EACH	9
REPORTING	SOLE DISPOSITIVE POWER 248,221
PERSON

WITH	10
SHARED DISPOSITIVE POWER -0-

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 248,221

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.14%

14
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.	029174-10-9

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of Above Persons (entities only) The Gene E. Phillips Children’s Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

☐

4
SOURCE OF FUNDS (SEE INSTRUCTIONS) OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6
CITIZENSHIP OR PLACE OF ORGANIZATION Texas

7
SOLE VOTING POWER 27,602
NUMBER OF

SHARES	8
BENEFICIALLY	SHARED VOTING POWER -0-
OWNED BY

EACH	9
REPORTING	SOLE DISPOSITIVE POWER 27,602
PERSON

WITH	10
SHARED DISPOSITIVE POWER -0-

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,602

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.24%

14
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Item 1. Security and Issuer
     This Amendment No. 10 to Statement on Schedule 13D (this “Amendment No. 10”) relates to shares of Common Stock, par value $0.01 per share (the “Shares”) of American Realty Investors, Inc., a Nevada corporation (the “Issuer” or “ARL”), and further amends the original Statement on Schedule 13D as amended by Amendment Nos. 1 through 9 thereto (the “Amended Statement”) previously filed with the Securities and Exchange Commission (the “Commission”) by the “Reporting Persons” described below. The principal executive offices of the Issuer are located at 1800 Valley View Lane, Suite 300, Dallas, Texas 75234. The Shares are listed and traded on the New York Stock Exchange (“NYSE”). The CUSIP number of the Shares is 029174-10-9.
     This Amendment No. 10 to Schedule 13D is being filed (i) to reflect the transfer by one of the Reporting Persons of 1,410,321 Shares by a capital contribution to another Reporting Person of such Shares, (ii) in an abundance of caution to reflect the disposition by Prime Income Asset Management, Inc. of the stock of Prime Stock Holdings, Inc. to Realty Advisors, LLC which resulted in Prime Income Management, Inc. ceasing to be a Reporting Person hereunder and (iii) to reflect the disposition by a brokerage firm for a pledgee of Shares owned by two of the Reporting Persons of 21,888 Shares (0.19%) and 41,249 Shares (0.36%). See item 5(c) below.
Item 2. Identity and Background
     Item 2 of the Amended Statement is hereby further amended as follows:
     This Amendment No. 10 is filed on behalf of The Gene E. Phillips Children’s Trust, a trust formed under the laws of the State of Texas (the “GEP Trust”), Transcontinental Realty Investors, Inc., a Nevada corporation (“TCI”), Realty Advisors, Inc., a Nevada corporation (“RAI”), Realty Advisors, LLC, a Nevada limited liability company (“RALLC”), the sole member of which is RAI, Prime Income Asset Management, Inc., a Nevada corporation (“Prime”) and Prime Stock Holdings, Inc. formerly One Realco Stock Holdings, Inc., a Nevada corporation (“Holdings”), which is wholly-owned by RALLC. Each of the Reporting Persons has its principal executive offices located at 1800 Valley View Lane, Suite 300, Dallas, Texas 75234. All of GEP Trust, TCI, RAI, RALLC, Prime and Holdings are collectively referred to as the “Reporting Persons.” The Reporting Persons may be deemed to constitute a “person” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, because Holdings is owned by RALLC, the sole member of which is RAI which is beneficially owned by a trust established for the benefit of Gene E. Phillips’ children. RALLC also owns the voting equity securities of Prime. RALLC owns all of the voting securities of Holdings. The executive officers of TCI are also executive officers of RAI, RALLC and Prime. Mr. Phillips’ son, Ryan T. Phillips, serves as a director of Prime and RAI and is a beneficiary of the GEP Trust. The executive officers of ARL are also executive officers of Prime and TCI. Prime Income Asset Management, LLC, a Nevada limited liability company (“PIAMLLC”), the sole member of which is Prime, also served as the contractual advisor to ARL and TCI until April 30, 2011.
Item 3. Source and Amount of Funds or Other Consideration
     On June 4, 2011, Prime made a contribution to the capital of Holdings in the form of a transfer of the beneficial interest in 1,410,321 shares of ARL Common Stock at a value based upon the closing price on May 20, 2011 on the NYSE of $2.53 per share. Holdings did not pay any funds for such stock, but instead received the Shares in payment of the capital contribution from Prime.
Item 5. Interest in Securities of the Issuer
     The Amended Statement is hereby further amended as follows:

     (a) According to the latest information available from the Issuer, as of April 6, 2011, the total number of issued and outstanding Shares was 11,581,074 Shares. As of June 21, 2011, the Reporting Persons own and hold directly and beneficially the following Shares as of June 21, 2011:

Name	No. of Shares Owned Directly	Approximate Percent of Class
GEP Trust	27,602	0.24%
TCI	248,221	2.14%
RALLC	6,609,508	57.07%
RAI	-0-	0.00%
Prime	-0-	0.00%
Holdings	1,644,771	14.20%

	8,530,105	73.66%

     Pursuant to Rule 13d-3 under the Exchange Act, each of the directors of Holdings may be deemed to beneficially own the number of Shares owned by Holdings described above; each of the directors of Prime may be deemed to beneficially own the number of Shares owned by Prime described above; each of the managers of RALLC may be deemed to beneficially own the number of Shares beneficially owned by RALLC and Holdings; each of the directors of RAI may be deemed to beneficially own the number of Shares owned by RALLC and Holdings described above; each of the directors of TCI may be deemed to beneficially own the number of Shares owned by TCI described above; Ryan T. Phillips as a beneficiary of the GEP Trust may be deemed to beneficially own the Shares held directly by the GEP Trust. Those individuals and the number of Shares deemed beneficially owned pursuant to Rule 13d-3 and the approximate percent of the class, as well as the relationship, as of June 21, 2011 are set forth in the following table:

		No. of Shares
Name of Director	Entity	Beneficially Owned	Percent of Class
Ryan T. Phillips	Holdings, RALLC, RAI and GEP Trust	8,281,884	71.51%
Donald W. Phillips	GEP Trust	27,602	0.24%
Mickey Ned Phillips	RALLC, Holdings, and RAI	8,254,279	71.27%
Martha C. Stephens	TCI	248,221	2.14%
Henry A. Butler	TCI	248,221	2.14%
RL S. Lemke	TCI	248,221	2.14%
Robert A. Jakuszewski	TCI	248,221	2.14%
Ted R. Munselle	TCI	248,221	2.14%
Gene S. Bertcher	RALLC and Holdings	8,254,279	71.27%
Daniel J. Moos	RALLC and Holdings	8,254,279	71.27%

Total Shares beneficially owned by		8,517,604	73.55%

Reporting Persons and individuals listed above:

     (b) Each of the managers of RALLC share voting and dispositive power over the 6,609,508 Shares held by RALLC. Each of the directors of Holdings share voting and dispositive power over the 1,644,771 Shares held by Holdings. Each of the directors of TCI share voting and dispositive power over the 248,221 Shares held by TCI. The Trustee of the GEP Trust has complete voting and dispositive power over the 27,602 Shares held by the GEP Trust.
     (c) During the 60 calendar days ended June 21, 2011, the Reporting Persons and their respective executive officers and directors or managers did not engage in any transaction involving the Shares or any other equity interest derivative thereof, except for Prime’s capital contribution on June 4, 2011 to Holdings of 1,410,321 Shares as a single block as payment of a capital contribution at a value of approximately $3,568,112 (based upon $2.53 per share, the closing price on May 20, 2011 on the NYSE of the Shares) and the subsequent transfer on June 6, 2011 from Prime to RALLC of all of the issued and outstanding voting securities of Holdings, which after giving effect to the transfer of the voting interests of Holdings from Prime to RALLC, Prime does not own of record or beneficially any Shares and except that on the dates set forth below, Metropolitan National Bank (Arkansas) which holds a number of Shares owned by TCI and formerly owned by Prime pursuant to an accommodation pledge, sold through a brokerage firm into the open market an aggregate of 21,888 Shares (0.19%) previously owned by Prime and of 41,249 Shares (0.36%) owned by TCI at prices ranging from $2.13 to $4.29 as follows (such bank did not inform the Reporting Persons of any of such sales until Friday, June 3, 2011):

Liquidation Date	Shares Liquidated
(No. Trades at same	Owned By
Price on Same Day)	Prime	TCI	Price Per Share
2/25/11 (4)	2,560		$4.29
2/25/11	500		$4.28
2/25/11 (3)	1,257		$4.27
2/25/11		500	$4.229
2/25/11 (4)	683		$4.22
2/25/11		100	$4.211
2/25/11		700	$4.161
2/25/11		100	$4.16
2/25/11 (2)		343	$4.10
2/25/11		100	$4.09
2/25/11		100	$4.08
2/25/11		100	$4.07
2/25/11		100	$4.06
2/25/11		200	$4.05
2/25/11		1,000	$4.04
2/25/11		100	$4.03
2/25/11 (2)		957	$4.02
2/25/11		457	$4.01
2/25/11		143	$4.00

Liquidation Date	Shares Liquidated
(No. Trades at same	Owned By
Price on Same Day)	Prime	TCI	Price Per Share
2/28/11	200		$4.0352
2/28/11	100		$4.01
2/28/11	27		$4.001
2/28/11	600		$4.00
2/28/11	200		$3.94
2/28/11	100		$3.93
2/28/11	100		$3.90
2/28/11	100		$3.87
2/28/11 (2)		500	$3.87
2/28/11	73		$3.86
3/02/11	400		$3.87
3/02/11 (2)	200		$3.87
3/02/11		1,000	$3.8601
3/02/11 (3)	300		$3.86
3/02/11	100		$3.85
3/03/11 (2)		200	$3.875
3/03/11	500		$3.8701
3/03/11		300	$3.87
3/04/11		100	$3.79
3/04/11		300	$3.78
3/08/11		325	$3.85
3/09/11		300	$3.80
3/11/11		183	$3.58
3/11/11		117	$3.50
3/11/11 (4)		700	$3.50
3/14/11		400	$3.45
3/28/11		200	$3.07
3/30/11 (3)		300	$3.10
3/31/11		300	$3.17
3/31/11		350	$3.13
4/07/11	85		$3.30
4/12/11		100	$3.01
4/12/11		117	$3.0001
4/12/11 (2)	1,000		$3.00

Liquidation Date	Shares Liquidated
(No. Trades at same	Owned By
Price on Same Day)	Prime	TCI	Price Per Share
4/12/11		783	$3.00
4/18/11 (2)	1,500		$3.05
4/18/11 (2)		338	$3.05
4/19/11		1,162	$3.06
4/21/11	100		$3.03
5/02/11 (2)		600	$2.51
5/03/11	1,000		$2.51
5/03/11		400	$2.51
5/06/11		240	$2.49
5/09/11		1,107	$2.49
5/11/11 (2)		673	$2.49
5/13/11 (2)		953	$2.49
5/16/11	898		$2.51
5/16/11	53		$2.49
5/16/11		27	$2.49
5/17/11	100		$2.51
5/17/11		300	$2.51
5/18/11	502		$2.51
5/18/11 (2)		1,200	$2.51
5/19/11	1,500		$2.53
5/19/11 (2)		1,500	$2.53
5/20/11 (3)	960		$2.53
5/23/11	100		$2.53
5/24/11 (3)	1,240		$2.53
5/24/11		1,400	$2.53
5/25/11 (2)	600		$2.53
5/26/11		700	$2.53
6/01/11	1,200		$2.55
6/01/11 (2)		1,200	$2.55
6/01/11		800	$2.53
6/02/11 (2)	1,200		$2.65
6/02/11 (2)		1,200	$2.65
6/02/11 (5)	1,500		$2.61
6/02/11 (3)		1,500	$2.61

Liquidation Date	Shares Liquidated
(No. Trades at same	Owned By
Price on Same Day)	Prime	TCI	Price Per Share
6/03/11 (3)	350		$2.63
6/03/11		1,000	$2.63
6/13/11		876	$2.13

TOTALS	21,888	41,249

     (d) No person other than the Reporting Persons or their respective Board of Directors, Managers or Trustees is known to have the right to receive or the power to direct receipt of dividends from, or proceeds of sale of, the Shares of ARL Common Stock held by RALLC, Holdings, TCI and/or the GEP Trust.
     (e) Prime ceased to be a Reporting Person on June 6, 2011 after giving effect to Prime’s transfer to RALLC of all of the voting interests of Holdings.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Item 6 of the Amended Statement is hereby further amended to read as follows:
     All of the 6,609,508 Shares owned directly by RALLC are held in bank and brokerage accounts along with other securities owned by RALLC and as such, those Shares may be deemed to be “collateral” for any borrowings made from time to time pursuant to customary margin or other account arrangements with such banks and/or brokers. Such arrangements are standard involving margin securities of up to a specified percentage of market value of the Shares, as well as other securities in such accounts, bear interest at varying rates and contain only standard default and similar provisions, the operation of which should not give any other person immediate voting power or investment power over such Shares.
     Of the Shares owned by TCI, 95,723 Shares are subject to an accommodation pledge for a loan to another entity at Metropolitan National Bank (Arkansas) and 140,000 Shares may be deemed to be “collateral” for borrowings pursuant to margin or other account arrangements relating to brokerage accounts of TCI, which are stock margin accounts maintained by TCI with such brokers pursuant to customary brokerage account arrangements. Such standard arrangements involve margin securities of up to a specified percentage of the market value of the Shares, as well as other securities in such account, bear interest at varying rates and contain only standard default and similar provisions, the operation of which should not give any other person immediate voting power or investment power over the Shares.
     Of the Shares owned by Holdings, 128,112 Shares are subject to an accommodation pledge for a loan to Prime at Metropolitan National Bank (Arkansas).
     Except as set forth in the preceding paragraphs, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities or the Issuer including, but not limited to, transfer of voting of any of the securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, divisions of profits, divisions of profits or loss, or the giving or withholding of proxies.

SIGNATURES
     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 10 to Statement on Schedule 13D is true, complete and correct.
Dated: June 23, 2011

REALTY ADVISORS, INC.		REALTY ADVISORS, LLC

By:	/s/ Gene S. Bertcher	By:	/s/ Gene S. Bertcher
	Gene S. Bertcher, Vice President		Gene S. Bertcher, Vice President
GENE E. PHILLIPS CHILDREN’S TRUST		TRANSCONTINENTAL REALTY INVESTORS, INC.

By:	/s/ Donald W. Phillips	By:	/s/ Gene S. Bertcher
	Donald W. Phillips, Trustee		Gene S. Bertcher, Executive Vice President
PRIME STOCK HOLDINGS, INC.		PRIME INCOME ASSET MANAGEMENT, INC.

By:	/s/ Gene S. Bertcher	By:	/s/ Gene S. Bertcher
	Gene S. Bertcher, Vice President		Gene S. Bertcher, Executive Vice President